UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Graphic Packaging Holding Company

(Exact name of registrant as specified in its charter)

Georgia                001-33988                26-0405422

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1500 Riveredge Parkway, NW, Suite 100, Atlanta, Georgia 30328

(Address of principal executive offices)    (Zip Code)

Lauren S. Tashma
Senior Vice President, General Counsel & Secretary
(770) 240-7200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Graphic Packaging Holding Company (the “Company”) is filing a Conflict Minerals Report as Exhibit 1.01 hereto. Such report is also available on the Company’s website at www.graphicpkg.com in the Investors section.

Item 1.02 Exhibit

The Company is filing a Conflict Minerals Report as Exhibit 1.01 hereto.

Section 2 – Exhibits Item    2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GRAPHIC PACKAGING HOLDING COMPANY

By:	/s/ Lauren S. Tashma
Lauren S. Tashma
Senior Vice President, General Counsel and
Secretary

Date: May 23, 2017